Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Home Federal Bancorp, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-192865

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of the first quarter 2014 earnings conference call of Cascade Bancorp ("Cascade") on Thursday, May 8, 2014 at 2:00 PM PDT.

This document contains forward-looking statements about Cascade Bancorp’s plans and anticipated results of operations and financial condition. These statements include, but are not limited to, our plans, objectives, expectations, and intentions and are not statements of historical fact. When used in this report, the word "expects," "believes," "anticipates,” “could,” “may,” “will,” “should,” “plan,” “predicts,” “projections,” “continue” and other similar expressions constitute forward-looking statements, as do any other statements that expressly or implicitly predict future events, results or performance, and such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain risks and uncertainties and Cascade Bancorp’s success in managing such risks and uncertainties could cause actual results to differ materially from those projected, including among others, the following factors: local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our results of operations and financial condition; the local housing/real estate market could continue to decline for a longer period than we anticipate; the risks presented by a continued economic recession, which could continue to adversely affect credit quality, collateral values, including real estate collateral and OREO properties, investment values, liquidity and loan originations, reserves for loan losses and charge offs of loans and loan portfolio delinquency rates and may be exacerbated by our concentration of operations in the States of Oregon and Idaho generally, and Central, Southern and Northwest Oregon, as well as the greater Boise/Treasure Valley, Idaho area, specifically; interest rate changes could significantly reduce net interest income and negatively affect funding sources; competition among financial institutions could increase significantly; competition or changes in interest rates could negatively affect net interest margin, as could other factors listed from time to time in Cascade Bancorp’s SEC reports; the reputation of the financial services industry could further deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and existing regulatory requirements, changes in regulatory requirements and legislation (including without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act) and our inability to meet those requirements, including capital requirements and increases in our deposit insurance premium, could adversely affect the businesses in which we are engaged, our results of operations and financial condition. Such forward-looking statements also include, but are not limited to, statements about the benefits of the proposed merger involving Cascade and Home Federal, including future financial and operating results, Cascade’s or Home Federal’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home Federal shareholder approvals; (ii) the risk that a condition to the closing of the merger may not be satisfied; (iii) the timing to consummate the proposed merger; (iv) the risk that the businesses will not be integrated successfully; (v) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vi) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (vii) the diversion of management time on merger-related issues; (viii) general worldwide economic conditions and related uncertainties; (ix) liquidity risk affecting Cascade’s ability to meet its obligations when they come due; (x) excessive loan losses; (xi) the effect of changes in governmental regulations; and (xii) other factors we discuss or refer to in the “Risk Factors” section of Cascade’s most recent Annual Report on Form 10-K filed with Securities and Exchange Commission (the “SEC”) on March 31, 2014. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus mailed to stockholders of Cascade and Home Federal on or about April 16, 2014, and included in the Registration Statement on Form S-4 (registration statement number 333-192865), as amended, that was filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Cascade’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date of this release. Cascade Bancorp undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof. Readers should carefully review all disclosures filed by Cascade Bancorp from time to time with the SEC.

CORPORATE PARTICIPANTS

Terry E. Zink
Cascade Bancorp - President & Chief Executive Officer
Gregory D. Newton
Cascade Bancorp - EVP & Chief Financial Officer
Charles N. Reeves
Cascade Bancorp - EVP & Chief Banking Officer
Andrew J. Gerlicher
Cascade Bancorp - EVP & General Counsel

PRESENTATION
OPERATOR: Good afternoon, ladies and gentlemen, and welcome to the quarterly earnings conference call. All lines have been placed on a listen-only mode and the floor will be opened for questions and comments following the presentation. (Operator Instructions). At this time, it is my pleasure to turn the floor over to your host, Mr. Andrew Gerlicher. Sir, the floor is yours.

ANDREW GERLICHER: Thank you. Good afternoon and welcome to Cascade Bancorp's First Quarter 2014 Earnings Conference Call. Our presentation today will include forward-looking statements. Those statements include descriptions of management's plans, objectives or goals for future operations, products or services, forecast of financial or other performance measures and statements about Cascade's general outlook for economic and other conditions.

Statements about the expected timing, completion and effects of the proposed merger with Home Federal Bancorp constitute forward-looking statements. We also may make other forward-looking statements in the question-and-answer period following management's discussion. These forward-looking statements are subject to a number of risks and uncertainties, and actual results may differ materially from those discussed today.

Information on the risk factors that could cause actual results to differ are contained in the press release that was released earlier today as well as a Form 8-K filing of the investor presentation, which will be reviewed during today's conference call, and the risk factor section of Cascade's most recent annual report on Form 10-K filed with the SEC on March 31, 2014.

These risks, as well as other risks associated with the merger are more fully discussed in the joint proxy statement prospectus that was mailed to shareholders of both Cascade and Home on or about April 16, 2014 and was included in the registration statement on Form S-4, file number 333192865 that was filed with the SEC in connection with the merger. Forward-looking statements are effective only as of the date they are made, and Cascade assumes no obligation to update or publish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offers, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed merger between Cascade and Home, Cascade has filed with the SEC, a registration statement on Form S-4, which includes a joint proxy statement of Cascade and Home that also constitutes a prospectus. The definitive version of this joint proxy statement/prospectus was mailed to shareholders of both Cascade and Home on or about April 16, 2014. Cascade and Home urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction free of charge at the SEC's website, sec.gov.

Now it's my pleasure to turn the meeting over to President and CEO of Cascade Bancorp, Terry Zink. Terry?

TERRY ZINK: Thank you, Andy. I want to thank everybody for joining us on the call today. With me in the room here is our CFO, Greg Newton. Greg's going to go through and discuss the financial details in greater detail as we move along. What I'd like to do is review some of the successes we had in the first quarter, provide for you an update on our credit portfolio, which, as most of you know, has gone through a fairly substantial change. And I'd also like to update everybody on our acquisition of Home Federal Bancorp.

To start off with, what I'd like to do is just talk about our core operations. They continue to remain strong. Our net income for the quarter was $900,000, or $0.02 a share. Included in this is about $800,000 worth of merger-related expenses. Those -- as you know, most of those are one-time events that will gradually go away as we move through this merger.

The first quarter over time has traditionally been a slow quarter in loan growth, and I think this year was really no exception. While loan growth was up 1.1 percent sequentially, it was up almost 15 percent over a year ago. Core deposits remain strong, and the cost of these deposits is still running at an impressive 13 basis points for the quarter, 12 basis points for the month of March.

One of the things I'd like people to understand about our deposit franchise and the value of it is that 50 percent of these deposits are the form of checking balances, most driven by the strong market share that we have in the footprints that we serve. We continue to believe that this deposit franchise is going to be able to grow even more so with the acquisition of Home Federal.

Credit continues to show improvement. As some of you may recall, we started out two years ago on a program really focused on improving the metrics of our credit portfolio. And to that end, one of the things we needed to do was to reduce our reliance on real estate as the growth engine for our portfolio. Almost all of our growth in first quarter came through C&I. Commercial real estate, actually, was down slightly for the quarter. Our non-performing assets improved to 65 basis points in the quarter, and that's from 81 basis points in fourth quarter. Loan quality continued to improve. Special mention and substandard loans declined to $67.3 million, from $85.1 million in the fourth quarter.

The team continued to focus on improving the overall financial condition of the bank. Credit metrics is one of the areas I think I'm most proud of. Two years ago, our classified asset ratio was at 168 percent of capital and ALLL, and today we're below 25 percent and tracking along with our peer groups. Our provision this quarter, some of you may have noticed, ticked up a little bit. And it ticked up because we were in a net recovery position. We didn't add to the provision, but our recoveries outpaced our charge-offs, and so provision actually increased. The other thing that we did is we continued to attract top talent into the bank, especially talent that can run on the C&I portfolio and increase that. We're clearly excited about the fact that the Home acquisition is going to provide even more of that as we move forward.

So, where do we find ourselves today? Well, in October of 2013 we announced the proposed acquisition of Home Federal, and since that time we've received all regulatory approval. On April 3rd of this year, we -- the SEC declared the merger agreement to be effective and we mailed our proxies out to shareholders. We expect to hold a special shareholder meeting on May 16th to approve the merger, and then we expect the transition of Home Federal customers onto our platform to begin on May 27th -- or actually, it should be completed by May 27th. We're going to do it over the Memorial Day weekend.

One of the things that I think we continue to be excited about is the transformational nature of the deal with Home Federal. As I've said before, our infrastructure was built for a $2.5 billion bank. We had the opportunity to either shrink our infrastructure or grow the franchise, and we chose the latter. The acquisition of Home is going to allow us to right-size our distribution and our operations network. The cost synergies of almost 24 percent of the combined core non-interest expense -- or another way to look at it is approximately $26 million -- we believe -- or we feel very confident right now that those numbers are going to come to pass and we continue to move forward with the integration.

As I said before, the infrastructure of Cascade can support a much larger bank. And to that end, post merger we're going to be approximately a $2.4 billion bank, which is the size our infrastructure was prior to the crisis. We are going to be a top-tier market share leader in both loans and deposits in central Oregon and the Boise market. Our goal, really, is to continue to grow both organically and through strategic acquisitions. The Pacific Northwest is one of the fastest growing markets in the country, and Bank of the Cascades is looking to take advantage of that growth over the next few years.

What I'd like to do now is I'd like to turn it over to Greg Newton, our CFO, and have Greg go through the financials in a little more detail than I have. Greg?

GREG NEWTON: Thanks, Terry, and good afternoon. I hope that listeners have had a chance to review the earnings release, and we also filed our first quarter 10-Q today. So, the information will be out there for the quarter and, I think as all the listeners are well aware, our focus now becomes on bringing the Home acquisition home.

Just briefly then, total assets during the first quarter, on a linked quarter basis, were down about $32 million. That decrease in total assets is primarily the result of just a payoff of a short-term FHLB advance, reducing cash on the asset side.

Moving on to loans, as Terry mentioned, year-over-year our total loans were up about 14 percent to 15 percent, so that was a very good year. But compared to the prior quarter, they were up about 1.1 percent, or $10 million rounded. However, I think it really is important to underscore, as Terry mentioned, we're continuing to execute on a diversification strategy to manage our real estate, i.e., CRE, loan concentration by targeting growth in C&I and other loans segments. As compared to the prior quarter then, from year-end to March 31, C&I was actually up $19 million, or 7.6 percent, and, as Terry mentioned, CRE declined about $10 million. So, under the covers of that growth there was some continuing good execution of our strategies.

As to pipeline, Chip Reeves, our Chief Banking Officer, has advised that the pipeline is solid, continuing to grow, and I might add just that this is despite the multiple priorities that often arise with a pending merger. So, we're pleased with the pipeline status and looking forward to the future in that regard.

Compared to the first quarter of last year, deposits are up 5.3 percent on a year-over-year basis. But on a linked quarter basis, they're down fractionally. Here also I'd point that under our covers, the movement between deposit sectors, we saw an $18 million decline in higher cost CDs, but this was largely offset by growth in customer checking. So that's a favorable mix change, and this improvement then lowered our cost of funds from 14 basis points in the year-end 2013 quarter to now what we think is one of the best in the nation, at 13 basis point cost of deposits at this stage. A year ago, we were at 19 basis points. And again, that's a function of the degree to which we have free checking accounts on our balance sheet, nearly -- or approximately half of our total deposits.

Moving on to the income statement, net interest income decreased by about four-tenths of a -- $400,000, or about 3 percent, from the linked quarter. So I want to explain that this is due to an increase in the interest recovery that we recorded in the prior quarter. This prior period recovery then also explains a change in our first quarter net interest margin, which was 3.83 percent as compared to 4.11 percent in the prior quarter. So, if you factor out that recovery in the prior quarter, our NIM remained stable for the first quarter and is really representing a pretty good run rate under the current interest rate environment.

Year-over-year non-interest income for the first quarter was generally flat as revenue from new products, such as customer swaps, small business administration and production fees have helped offset a decline in mortgage revenue. So we're pleased that adding customer-oriented and in-demand products has helped diversify our non-interest income so we're not at the whim of mortgage production levels and mortgage interest rates.

On a linked quarter basis, non-interest income was lower in part due to a litigation recorded recovery that was in other income in the prior quarter as well as lower mortgage revenue that was driven by the slower winter time period. We are expecting stronger second quarter non-interest income, which we believe will also benefit from mortgage referral volume increases arising from the combined Cascade and Home franchise.

On a year-over-year basis, non-interest expense was up modestly due to merger-related expenses in the current quarter of $[800 million]. This is reflected in -- if you inspect the professional services and technology line items. Linked quarter expenses were down by approximately $1 million; this is also explained by a year-end bonus accrual in the prior period and some other factors.

During the three-month period ended March 31st, so on a year-over-year basis, the Company recorded a $300,000 tax provision, and our net deferred tax asset is $49.5 million at March 31. Net income for the quarter was $0.9 million, as Terry mentioned, or $0.02 a share, compared to $0.03 a share for the prior quarter. Both those periods include merger-related costs.

As Terry mentioned, we believe our pending merger with Home is a great opportunity to improve profitability and efficiency, and we're confident we're going to achieve that. It will enable a releveraged Cascade to achieve the kind of financial metrics of -- or to achieve financial metrics of a top Northwest bank. Together, we think we'll drive those efficiencies, take advantage of scale, create cross-sell opportunities to a really great combined customer base.

So with that, we should open the call, Andy, to questions.

GERLICHER: So, Rachel, any -- if you could open the lines to any questions that may come up?

OPERATOR: Absolutely. The floor is now open for questions. (Operator Instructions). Okay. Our first question comes from Jackie Chimera. I apologize if I did not pronounce that right. Please state your question.

JACKIE CHIMERA: Actually, you got it right and no one ever does. Thank you. I wonder if you could give a little bit more color on the loan pipeline. You mentioned that they were doing well and that they were solid, but just kind of growth expectations throughout the year, what impact Shared National Credits might still be having?

NEWTON: Sure. This is Greg. We're anticipating that on a combined basis that we can generate organic growth in the 7 percent range, which we think will be -- outpace our peers. And we do expect SNCs will continue to grow, and I would -- what I'd suggest at this moment is that that will be part of a -- more of an investment portfolio determination once we close. So, I think I'll punt on the -- how much SNCs might grow at this point, but I think the important item is that we believe 7 percent to 8 percent organic growth is in the cards for us.

CHIMERA: Okay. And most of that you expect to come from C&I and other non-real estate portfolios, maybe consumer a bit?

NEWTON: Yes. Correct.

CHIMERA: And then, how much -- realizing that mortgage banking was down in part on seasonality, how much of that was natural seasonality and how much of it was driven by weather this winter? I guess more excessive than usual weather.

ZINK: Well, I think -- Jackie, this is Terry -- that's a great question. I'm not sure I know the answer to it. I think that traditionally we always -- especially in our footprint, we see real estate really take a dive in the winter months. I think one of the things that we saw here was it started picking up later in the year. We're starting to see a little bit more activity now, so I -- you might have something, that winter actually delayed it from going back into a normal pattern. But yes, I don't really know.

CHIMERA: Okay. So you're -- but you're starting to see, in the March-April timeframe, a pick-up in activity and things are getting back to normal now that you're getting a bit of warmer weather?

ZINK: Yes.

NEWTON: (INAUDIBLE) [homes over clients] --.

ZINK: Yes.

You're starting to see construction loans, that builders are starting to build. We have a builder finance group that is pretty active. And so the people out there who are building their homes, now they can actually make stuff happen, where it was pretty hard-going in the winter months.

CHIMERA: And how has construction been going in your markets?

ZINK: It's really starting to pick up. And we are being somewhat cautious in how we approach it, but especially in the pre-sold market where the builders actually have sold the house, we're seeing a fairly good increase right now. And a lot of that, I think, is due to the fact that inventory levels are so low. There just really isn't the -- especially at some of the upper ends, there's just not the inventory in the market right now to fulfill the demand.

CHIMERA: Okay.

NEWTON: And we are hearing -- this is Greg -- and we are hearing there's the supply of office space -- we had excess in every category of real estate several years ago, and that those are much, much improved in terms of the balance of supply and demand, and that's going to push some commercial building as well, we expect.

CHIMERA: So, is it safe to say that things have definitely turned around, they're getting back to normal, we could probably see some job growth as construction picks up throughout the year and we're getting back to a more normalized economic cycle?

ZINK: I would think that that's true, although what I would caution you on is to think about what's normal. And by that I mean I don't think it's the norm of the mid 2000s, but I do think it's a more normalized environment before we had the huge run-up that was out there. So, I don't know that housing has recovered to the point that it was, say, at 2006-2007, but I do think that it's running much more in what we would say traditionally has been a normal pattern.

CHIMERA: Okay. So, things are looking better, but at a comfortable level, whereas the excess of the last decade was perhaps too much?

ZINK: That's correct.

CHIMERA: Okay. Was there anything unusual in the tax rate this quarter?

NEWTON: Not this quarter. And I apologize in advance, I'm looking to try and get you a good tax rate to use for the year, but I'm a little behind in making that estimate. So, when -- by the time we do this next we ought to have --.

CHIMERA: Okay.

NEWTON: -- a better fix on that.

CHIMERA: Okay. Fair enough. I know that you just came out of the year with the [DTA recoveries], so things are still up in the air. And then I guess just lastly, if you could give a little bit of color on your swaps and your SBA?

ZINK: Yes. One of the things that we decided over a year ago, we have a fairly talented group of people at the bank who have expertise in areas that probably are much different than you'd see in a normal community bank, and swaps is a good area for that. And so both Dan Lee, our Chief Credit Officer, Jon Lorberau, our Treasurer, and Chip Reeves, our Chief Banking Officer, all have experience at larger banks where this was more the norm and so we're able to capitalize on that level of experience. And so probably nine months ago we started going down the path of doing the customer swaps. The SBA, really, we -- I personally believe that SBA should be a factor in any community bank. We should be the leaders in our market. I know that I just heard that we're the number one SBA lender in the Boise market now, which I think that's something that we aspire to, is, in all the markets we're in, to be the top SBA lender.

Those two areas have really helped move away from the dependence on mortgage. The customer swaps, we continue to have success with it. We are seeing the second quarter of this year is coming to pass where we believe that our fee income is going to continue to grow in that area. SBA has been very successful for us. Chip has done a good job of recruiting talent in those areas, too, in the SBA side. So, in each one of our markets we have specialists who focus on that, and it's done remarkably well in the short period of time that we've been pushing.

CHIMERA: Okay. So, those are two items that could continue to grow and just fee income could increase from there and supplement mortgage banking?

ZINK: Yes, we believe they will.

NEWTON: Yes.

CHIMERA: Okay. I will step back now. Great. Thank you for all the color.

ZINK: Thanks, Jackie.

OPERATOR: Okay. Our next question comes from David Kim (ph) from Solis Capital. Please state your question.

DAVID KIM (PH): Hi. Good afternoon. I was wondering, what kind of rates are you seeing on the C&I side versus commercial real estate?

ZINK: Chip, would you like to step into that one, or do you want me to --?

CHIP REEVES: I think overall, in that regard, it's really a question of floating rate versus fixed, so I'll probably speak more around the margin rather than what the raw rate, per se, is. But on the C&I side, what we're seeing is margins -- it's a competitive environment today, as I'm sure you've heard from many institutions. You're seeing anything from a 200 to a 300 spread. And then, in the real estate sector, you're probably seeing that same spread, that 225 to 300 or so, right now.

KIM (PH): Okay.

ZINK: And, David, one of the things that makes it valuable for us is -- again, is the fact that our cost of deposit is just so low that it gives us a little bit of an edge on some of the banks we compete against.

KIM (PH): Right. Okay. I guess, can you comment on what you're seeing on rates for loans in the pipeline versus sort of where they were a quarter ago? And any sort of broad comments on the competitive environment, which loan category you're seeing the most competition, is it coming in the form of pricing or looser underwriting standards? Any color there?

REEVES: Yes, what I've seen is basically some of the -- over the last six months, actually, the margins have somewhat stabilized. We don't see any additional competition per se in this last six months. And then, regards to the credit structure terms, we've just stayed very solid in our own underwriting rather than try to anticipate or think of what the competition is doing.

KIM (PH): Okay. Great. Thanks.

OPERATOR: Okay. (Operator Instructions). Okay. Our next question comes from Jeff Rulis from DA Davidson. Please state your question.

JEFF RULIS: Thanks. Good afternoon.

ZINK: Hi, Jeff.

RULIS: A question on the margin. It seems like the core, you've suggested a little bit that it's stabilizing and will be back out sort of the Q4 one-time. I guess, maybe if you could just flush out a little bit your core margin expectations. And then, as you roll in Home, if you could -- either the legacy or combined is fine.

NEWTON: We believe that for Cascade, on a stand-alone basis, we're projecting it to be pretty stable with the ongoing mix and assuming there isn't a marked change in market interest rates. We obviously like the steeper yield curve of last year and in December than the 10-year at [258] or wherever it's landed now. However, it is interesting that that has reinvigorated a little bit the customers' interest in fixing rates, and so our swap product is even more valuable to them in this environment. So, as we project, we're pretty stable around this [380] range given a stable rate environment.

With Home, I'd like to put you off on that a little bit simply because we're making some -- a lot of that will be driven by our decisions on the duration we sell and the duration we decide we're going to be in as we retool the combined investment portfolios of the two banks. We're very mindful that redeploying it at a duration -- we have a chance again, we're marking those to market as we take them on, and so we're going to be very selective in which long duration securities we retain. And that then creates a question about how we're going to deploy it and how fast we're going to deploy some of the cash that will take -- that will result from liquidating.

So, stay tuned, if you will, Jeff, and we'll have a better answer as we bring them together and make those decisions.

RULIS: Okay. And then, if you could remind us of the pro forma capital levels that you expect and then also additional merger expenses in Q2.

NEWTON: Oh, gosh. Capital -- you want capital ratio?

RULIS: Sure.

NEWTON: Let's see, I didn't bring it and I hate to do recall in public. So, we believe that the [ratios that we've] --.

RULIS: [I guess] has it changed much?

NEWTON: Not markedly, no. We think the changes that will ensue will just -- will simply arise from changing the marks that we produced originally. And so those should be expected, but we should be in a reasonable range around [the number we published].

ZINK: I think the merger-related expenses are tracking pretty close to right on what we had forecast, yes.

RULIS: Could you just remind me of what that number will be for 2Q?

ZINK: It was $18 million -- was the number. And it seems to be tracking right at that, yes.

RULIS: Is that net of expenses you had this quarter? Is that remaining $18 million, or --?

NEWTON: No, that would be inclusive.

ZINK: Yes.

RULIS: Okay. And then, sorry, just one last one. It looked like the card and merchant services line sequentially up. I thought seasonally kind of interesting that maybe the holiday season would actually be the reverse. What are you seeing in there? Is there something one-time in that item?

NEWTON: Chip can correct me if I'm wrong, but we have changed from our card base to a different provider; we went from Visa to MasterCard. And in negotiating that contract, we actually had a favorable change in our margin on those products. So, part of it reflects that event, and I believe some of the Christmas activity gets recognized in the first quarter as well.

REEVES: And just a little bit more color to that as well, probably a year ago we undertook what we called a retail transformation and really became more of a sales and service versus just service in our retail branches. And what we saw throughout 2013, and it's continued throughout the first quarter, is that our credit card production and our debt card sales, that actually increased, frankly, an exponential number; it's around 600 percent or so. And so we're starting to see some of that activity level come through that interchange line, and so far, as we look throughout the rest of 2014, we anticipate that to stay at a fairly solid level year-over-year of about that same increase that you've seen.

RULIS: Okay. So sequentially, the million this quarter, there's nothing one-time in there and the expectation is that you can grow off that base going forward?

REEVES: Yes, that would be correct.

RULIS: Okay. That's it. Thanks.

ZINK: Thanks, Jeff.

OPERATOR: Okay. As of right now there are no more questions in the queue.

ZINK: All right, Rachel, thank you. Well, I'd like to thank everybody for taking time to jump on the call. We are excited about the opportunities we have going forward and, as I said, we've got our shareholder vote on the 16th.

Assuming everything goes well, then we will do the conversion around the 27th of May. So, we look forward to the future and what that's going to bring for Cascade and look forward to talking to you next time. Thanks.

END